UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 25, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt information for the first quarter of 2023, published today by the registrants, which appears immediately following this page.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt

First quarter of 2023

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss systemically relevant bank (SRB) framework as of 31 March 2023.

Information about the Swiss SRB capital framework and about Swiss SRB going and gone concern requirements is provided in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2022, which is available under “Annual reporting” at ubs.com/investors.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt	1

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2023[1]
USD m, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.3.23 (m)	Amount recognized in regulatory capital as of 31.3.23	Amount eligible for the gone concern requirement as of 31.3.23	Maturity date	First optional call date
Additional tier 1 capital
1	UBS Group AG	CH0286864027	7.8.15	USD 1,575	1,509		Perpetual	7.8.25
2	UBS Group AG	CH0447353704	28.11.18	SGD 700	527		Perpetual	28.11.23
3	UBS Group AG, Switzerland, or employing subsidiaries[3]		31.12.18	USD 345	345		Perpetual	1.3.24
4	UBS Group AG	144A: US90352JAF03 RegS: USH4209UAT37	31.1.19	USD 2,500	2,448		Perpetual	31.1.24
5	UBS Group AG	CH0488506673	27.8.19	AUD 700	449		Perpetual	27.8.24
6	UBS Group AG	CH0495570928	4.9.19	SGD 750	553		Perpetual	4.9.24
7	UBS Group AG	CH0506668869	13.11.19	CHF 275	268		Perpetual	13.11.25
8	UBS Group AG, Switzerland, or employing subsidiaries[3]		21.2.20	USD 281	281		Perpetual	1.3.25
9	UBS Group AG	CH0558521263	29.7.20	USD 750	663		Perpetual	29.7.26
10	UBS Group AG	144A: US902613AD01 RegS: USH42097CB19	10.2.21	USD 1,500	1,248		Perpetual	10.2.31
11	UBS Group AG, Switzerland, or employing subsidiaries[3]		21.2.21	USD 394	394		Perpetual	1.3.26
12	UBS Group AG	144A: US902613AG32 RegS: USH42097CL90	2.6.21	USD 750	676		Perpetual	2.6.26
13	UBS Group AG	144A: US902613AJ70 RegS: USH42097CS44	12.1.22	USD 1,500	1,376		Perpetual	12.2.27
14	UBS Group AG	CH1160680174	16.2.22	CHF 265	284		Perpetual	16.2.27
15	UBS Group AG, Switzerland, or employing subsidiaries[3]		18.2.22	USD 454	454		Perpetual	1.3.27
16	UBS Group AG, Switzerland, or employing subsidiaries[3]		17.2.23	USD 430	430		Perpetual	1.3.28
Total high-trigger loss-absorbing additional tier 1 capital					11,905
1	UBS Group AG	CH0271428333	19.2.15	USD 1,250	1,198		Perpetual	19.2.25
Total low-trigger loss-absorbing additional tier 1 capital[4]					1,198
Total additional tier 1 capital					13,104

Tier 2 capital
1	UBS AG	CH0244100266	15.5.14	USD 2,500		2,438	15.5.24
Total low-trigger loss-absorbing tier 2 capital						2,438
1	UBS AG, Stamford branch	US870836AC77	21.7.95	USD 251		253	15.7.25
2	UBS AG, Jersey branch	XS0062270581	18.12.95	GBP 61		76	18.12.25
3	UBS AG, Stamford branch	US870845AC84	3.9.96	USD 218		209	1.9.26
Total non-Basel III-compliant tier 2 capital[5]						538
Total tier 2 capital						2,975

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt	2

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2023[1]
USD m, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.3.23 (m)	Amount recognized in regulatory capital as of 31.3.23	Amount eligible for the gone concern requirement as of 31.3.23	Maturity date	First optional call date
TLAC-eligible senior unsecured debt
1	UBS Group AG	144A: US90351DAB38 RegS: USG91703AB73	24.9.15	USD 2,500		2,390	24.9.25
2	UBS Group AG	CH0310451858	22.2.16	CHF 150		155	23.2.26
3	UBS Group AG	CH0314209351	4.3.16	EUR 750		0	4.3.24
4	UBS Group AG	144A: US90351DAF42 RegS: USG91703AK72	5.4.16	USD 2,000		1,859	15.4.26
5	UBS Group AG	CH0336602930	1.9.16	EUR 1,250		1,233	1.9.26	1.6.26
6	UBS Group AG	CH0341440334	30.11.16	EUR 1,250		1,328	30.11.24	30.11.23
7	UBS Group AG	144A: US90352JAC71 RegS: USH4209UAC02	23.3.17	USD 2,000		1,906	23.3.28	23.3.27
8	UBS Group AG	CH0365501516	18.5.17	CHF 400		408	18.5.24	18.5.23
9	UBS Group AG	CH0409606354	17.4.18	EUR 1,750		1,840	17.4.25	17.4.24
10	UBS Group AG	CH0445624999	9.11.18	JPY 20,000		150	9.11.28	9.11.27
11	UBS Group AG	CH0445624981	9.11.18	JPY 130,000		979	8.11.24	8.11.23
12	UBS Group AG	CH0459297435	30.1.19	CHF 400		419	30.1.25	30.1.24
13	UBS Group AG	144A: US902613AA61 RegS: USH42097AZ05	13.8.19	USD 1,500		1,336	13.8.30	13.8.29
14	UBS Group AG	CH0506668844	4.11.19	USD 158.9[6]		117[7]	4.11.49	4.11.22
15	UBS Group AG	CH0520042489	29.1.20	EUR 1,500		1,521	29.1.26	29.1.25
16	UBS Group AG	CH0521617321	4.3.20	USD 133.8[6]		99[7]	4.3.50	4.3.25
17	UBS Group AG	CH0535271214	14.4.20	USD 224.6[6]		140[7]	14.4.50	14.4.25
18	UBS Group AG	CH0547243250	22.5.20	USD 110.3[6]		66[7]	22.5.50	22.5.25
19	UBS Group AG	CH0543827189	27.5.20	USD 551.4[6]		335[7]	27.5.50	27.5.25
20	UBS Group AG	144A: US902613AB45 RegS: USH42097BS52	30.7.20	USD 1,300		1,253	30.7.24	30.7.23
21	UBS Group AG	144A: US902613AC28 RegS: USH42097BT36	30.7.20	USD 1,300		1,158	30.1.27	30.1.26
22	UBS Group AG	CH0558521271	18.8.20	AUD 38.4[6]		17[7]	18.8.35	18.8.30
23	UBS Group AG	CH0561923860	22.9.20	USD 59.0[6]		37[7]	22.9.50	22.9.23
24	UBS Group AG	CH0576402181	5.11.20	EUR 1,500		1,379	5.11.28	5.11.27
25	UBS Group AG	CH0579132942	24.11.20	USD 40		30[7]	24.11.35	24.11.23
26	UBS Group AG	CH0581183594	3.12.20	AUD 45		21[7]	3.12.35	3.12.23
27	UBS Group AG	CH0587372951	12.1.21	USD 106.1[6]		71[7]	12.1.51	12.1.26
28	UBS Group AG	CH0588488863	29.1.21	USD 350.3[6]		241[7]	29.1.51	29.1.26
29	UBS Group AG	144A: US902613AE83 RegS: USH42097CC91	11.2.21	USD 2,000		1,661	11.2.32	11.2.31
30	UBS Group AG	CH0595205524	24.2.21	EUR 1,000		920	24.2.28
31	UBS Group AG	CH0595205532	24.2.21	EUR 1,250		1,010	24.2.33
32	UBS Group AG	CH0598928718	24.2.21	CHF 360		340	24.8.29	24.8.28
33	UBS Group AG	US902613AF58	25.2.21	USD 25		20[7]	25.2.36	25.2.24

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt	3

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2023[1]
USD m, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.3.23 (m)	Amount recognized in regulatory capital as of 31.3.23	Amount eligible for the gone concern requirement as of 31.3.23	Maturity date	First optional call date
34	UBS Group AG	CH0595205490	26.2.21	USD 180.8[6]		129[7]	26.2.51	26.2.26
35	UBS Group AG	CH0595205508	26.2.21	AUD 95.8[6]		45[7]	26.2.51	26.2.26
36	UBS Group AG	CH0598928734	4.3.21	USD 40		32[7]	4.3.36	4.3.24
37	UBS Group AG	CH1112455774	26.5.21	USD 282.4[6]		215[7]	26.5.51	26.5.26
38	UBS Group AG	144A: US902613AH15 RegS: USH42097CM73	10.8.21	USD 2,000		1,784	10.8.27	10.8.26
39	UBS Group AG	CH1142231682	3.11.21	EUR 1,250		1,237	3.11.26	3.11.25
40	UBS Group AG	CH1142231690	3.11.21	EUR 1,250		1,071	3.11.31
41	UBS Group AG	CH1142231708	3.11.21	GBP 400		423	3.11.29	3.11.28
42	UBS Group AG	CH1145096165	9.11.21	CHF 440		477	9.11.28	9.11.27
43	UBS Group AG	144A: US902613AK44 RegS: USH42097CT27	11.1.22	USD 1,500		1,247	11.2.33	11.2.32
44	UBS Group AG	144A: US902613AL27 RegS: USH42097CU99	11.1.22	USD 1,500		1,160	11.2.43	11.2.42
45	UBS Group AG	CH1168499791	21.3.22	EUR 1,500		1,593	21.3.25	21.3.24
46	UBS Group AG	CH1175016083	25.3.22	AUD 36.6[6]		21[7]	25.3.32	25.3.25
47	UBS Group AG	CH1167887269	29.3.22	USD 83.2[6]		59[7]	29.3.47	29.3.27
48	UBS Group AG	144A: US902613AM00 RegS: USH42097CZ86	12.5.22	USD 1,200		1,162	12.5.26	12.5.25
49	UBS Group AG	144A: US902613AN82 RegS: USH42097DA27	12.5.22	USD 600		600	12.5.26	12.5.25
50	UBS Group AG	144A: US902613AP31 RegS: USH42097DB00	12.5.22	USD 1,200		1,165	12.5.28	12.5.27
51	UBS Group AG	CH1182086871	16.5.22	EUR 45		44[7]	16.5.37	16.5.27
52	UBS Group AG	CH1187520452	18.5.22	AUD 57.8[6]		35[7]	18.5.37	18.5.25
53	UBS Group AG	CH1194000340	15.6.22	EUR 1,000		1,030	15.6.27	15.6.26
54	UBS Group AG	CH1194000357	15.6.22	EUR 1,000		1,007	15.6.30	15.6.29
55	UBS Group AG	CH1195555425	22.6.22	EUR 25		24[7]	22.6.42	22.6.29
56	UBS Group AG	144A: US902613AR96 RegS: USH42097DJ36	5.8.22	USD 1,750		1,712	5.8.25	5.8.24
57	UBS Group AG	144A: US902613AS79 RegS: USH42097DK09	5.8.22	USD 1,750		1,688	5.8.27	5.8.26
58	UBS Group AG	144A: US902613AT52 RegS: USH42097DL81	5.8.22	USD 1,500		1,398	5.8.33	5.8.32
59	UBS Group AG	CH1204175116	16.8.22	EUR 30.8[6]		27[7]	16.8.52	16.8.32
60	UBS Group AG	CH1210198151	8.9.22	EUR 37		36[7]	8.9.42	8.9.32
61	UBS Group AG	CH1212189141	15.9.22	EUR 120		120[7]	15.9.37	15.9.34
62	UBS Group AG	CH1213243889	21.9.22	EUR 30		31[7]	21.9.32	21.9.27
63	UBS Group AG	CH1213243905	28.9.22	JPY 10,000		66[7]	28.9.42
64	UBS Group AG	CH1236363391	11.1.23	EUR 1,000		1,056	11.1.31	11.1.30
65	UBS Group AG	144A: US902613AU26 RegS: USH42097DS35	12.1.23	USD 1,750		1,756	12.1.27	12.1.26
66	UBS Group AG	144A: US902613AV09 RegS: USH42097DT18	12.1.23	USD 2,250		2,284	12.1.34	12.1.33

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt	4

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2023[1]
USD m, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.3.23 (m)	Amount recognized in regulatory capital as of 31.3.23	Amount eligible for the gone concern requirement as of 31.3.23	Maturity date	First optional call date
67	UBS Group AG	CH1242301294	16.1.23	EUR 42		43[7]	16.1.43	16.1.33
68	UBS Group AG	CH1244731761	9.2.23	AUD 60.5[6]		41[7]	9.2.38	9.2.26
69	UBS Group AG	CH1244731779	15.2.23	EUR 90		94[7]	15.2.38	15.2.33
70	UBS Group AG	CH1244731787	17.2.23	EUR 30.2[6]		30[7]	17.2.43	17.2.33
71	UBS Group AG	CH1255915022	16.3.23	AUD 40		26[7]	16.3.38	16.3.30
72	UBS Group AG	CH1248666922	16.3.23	JPY 10,000		77	16.3.33
73	UBS Group AG	CH1255915006	17.3.23	EUR 1,122.9[8]		0[10]	17.3.28	17.3.27
74	UBS Group AG	CH1255915014	17.3.23	EUR 1,120.5[9]		0[10]	17.3.32	17.3.31
75	UBS Group AG	CH1255915030	17.3.23	AUD 50.1[6]		32[7]	17.3.38	17.3.26
76	UBS Group AG	CH1253456094	21.3.23	AUD 200		132[7]	21.3.33	21.3.26
Total TLAC-eligible senior unsecured debt						49,649

1 Refer to “Capital and total loss-absorbing capacity instruments” under “Bondholder information” at ubs.com/investors for more information about the key features and the terms and conditions of the capital instruments included in the table above. Instruments are listed according to their issuance date.    2 Instruments available to meet gone concern requirements remain eligible until one year before maturity.    3 Relates to Deferred Contingent Capital Plan (DCCP) awards.    4 An outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instrument is available under the Swiss SRB framework to meet the going concern requirements until its first call date. As of the first call date, this instrument is eligible to meet the gone concern requirements.    5 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.    6 Information corresponds to the amortized face amount as of 31 March 2023 and therefore includes the applicable accrual yield and, if applicable, the issue price discount, with the numbers being rounded to one decimal place.    7 The eligible amounts presented are adjusted for own-credit-related gains / losses.    8 The nominal amount outstanding as of 31.3.23 has been reduced compared to the nominal amount at issue date as a result of a tender offer launched by UBS Group AG on 22 March 2023. The final nominal amount, after the tender offer final expiration deadline on 4 April 2023, is EUR 1,046.3m.    9 The nominal amount outstanding as of 31.3.23 has been reduced compared to the nominal amount at issue date as a result of a tender offer launched by UBS Group AG on 22 March 2023. The final nominal amount, after the tender offer final expiration deadline on 4 April 2023, is EUR 977.1m.     10 On 22 March 2023, we announced a tender offer to repurchase two TLAC-eligible senior unsecured debt instruments at their respective re-offer prices. Due to the tender offer, which was made shortly after the instruments’ issue date in light of the anticipated acquisition of Credit Suisse announced on 19 March 2023, the aforementioned instruments were not eligible as gone concern capital as of 31 March 2023.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt	5

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi______________

Name:  Ella Campi

Title:    Executive Director

Date:  April 25, 2023